Advent Communications Corp.

Consolidated Financial Statements
(Unaudited)
March 31, 2002

Advent Communications Corp.
Consolidated Balance Sheets
(Unaudited)
As at March 31, 2002

	2002 $	2001 $
Assets		
Current assets		
Cash	1,350,319	967,996
Accounts receivable	423,790	366,814
Inventories	374,881	453,360
Prepaid expenses	11,374	27,913
	2,160,364	1,816,083
Deposits	20,605	16,777
Capital assets (note 3(a))	1,300,876	1,427,733
Goodwill and acquired subscriber base (note 3(b))	-	-
	3,461,845	3,260,593
Liabilities		
Current liabilities		
Bank indebtedness (note 4)	-	-
Accounts payable and accrued liabilities	1,117,740	1,077,868
Deferred revenue	122,194	207,692
Mortgage loans (note 6)	634,455	678,226
	1,874,389	1,963,786
Customer deposits	36,583	54,705
Advances from shareholders (note 5)	1,000,000	540,000
	2,910,972	2,558,491
Shareholders' Equity		
Capital stock (note 7)	2,691,160	2,691,160
Deficit	(2,120,287)	(1,989,058)
	570,873	702,102
	3,481,845	3,260,593

Approved by the Board of Directors

"Anthony Chan" Director

"Victor Chui Director

Advent Communications Corp.
Consolidated Statements of Deficit
(Unaudited)
As at March 31, 2002

	2002 $	2001 $
Deficit - Beginning of period	(2,106,168)	(1,953,846)
Net earnings (loss) for the period	(14,119)	(35,212)
Deficit - End of period	(2,120,287)	(1,989,058)

Advent Communications Corp.

Consolidated Statements of Earnings and Deficit
(Unaudited)
For the three-month period ended March 31, 2002

	2002 $	2001 $
Sales of pagers and cellular phones	1,676,188	1,897,044
Cost of sales	1,184,983	1,422,006
	491,205	475,038
Pager and air time rental	74,859	131,046
Less: Air time charges	26,676	44,754
	48,183	86,292
	539,388	561,330
Other income	11,757	17,995
Gross profit	551,145	579,325
Expenses		
Salaries, commissions and benefits	260,395	298,258
Marketing and promotion	90,861	48,453
Rent and utilities	67,099	74,493
Office and miscellaneous	41,892	64,508
Business development	12,594	29,038
Amortization	11,332	20,216
Professional fees	17,964	5,550
Bank charges and interest	27,032	19,296
Bad debts	24	2,035
Insurance	11,116	9,966
Business and property taxes	5,884	5,869
Automobile and travel	7,604	16,392
Repairs and maintenance	1,123	133
Transfer agent and listing fees	2,689	2,240
	557,609	596,447
Earnings (loss) before undernoted items	(6,464)	(17,122)
Interest on mortgage loans	7,655	18,090
Net earnings (loss) for the period	(14,119)	(35,212)
Net earnings (loss) for the period	(0.1¢)	(0.3¢)

Advent Communications Corp.

Consolidated Statements of Cash Flows

(Unaudited)

For the three-month period ended March 31, 2002

	2001 $	2002 $
Cash flows from operating activities		
Net earnings (loss) for the year	(14,119)	(35,212)
Items not affecting cash		
Amortization of acquired subscriber base	-	-
Amortization of fixed assets	11,332	20,216
Loss on disposal of capital assets	-	-
	(2,787)	(14,996)
Changes in non-cash working capital		
Accounts receivable	6,023	392,021
Inventories	(67,963)	(101,253)
Prepaid expenses	15,942	(4,037)
Accounts payable and accrued liabilities	(156,172)	(123,020)
Deferred revenue	(47,098)	(62,563)
	(249,268)	101,148
	(252,055)	86,152
Cash flows from investing activities		
Deposits	(20,605)	(16,777)
Purchase of capital assets	-	(21,000)
	(20,605)	(37,777)
Cash flows from financing activities		
Obligation under capital lease	-	-
Increase (decrease) in customer deposits	16,304	16,590
Advances from shareholders	100,000	240,000
Repayment of mortgage loans	(12,675)	(8,926)
Proceeds from issuance of common shares	-	-
	103,629	247,664
Increase (decrease) in cash and cash equivalents	(169,031)	296,039
Cash and cash equivalents - Beginning of period	1,519,350	671,957
Cash and cash equivalents - End of period	1,350,319	967,996
Cash and cash equivalents consist of		
Cash	1,350,319	967,996
Bank indebtedness	-	-
	1,350,319	967,996
Supplementary cash flow information		
Interest paid	9,232	17,408
Interest received	1,111	6,350

1 Interim Financial Statements

While the interim financial statements are prepared by management without audit, they are prepared using the same accounting policies and methods of application as the Company's annual December 31, 2001 audited financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual December 31, 2001 audited financial statements.

2 Significant accounting policies

Basis of consolidation

The consolidated financial statements include the accounts of Advent Communications Corp. and its wholly owned subsidiaries, Am-Call Wireless Inc. (formally Am-Call Paging Corp.) and EZPage Communications Inc. (has been discontinued at July 31, 2001) ((collectively, "the company").

Inventories

Inventories are valued at the lower of cost and net realizable value.

Capital assets

Capital assets are stated at cost. Amortization is provided at the following annual rates:

Building	4% declining balance
Computer hardware, paging services operating system and terminal	30% declining balance
Signs, furniture, fixtures and equipment	20% declining balance
Leasehold improvements	straight-line over terms of leases

The paging services operating system is used for paging and cellular phone customers in the areas of operator assistance, secretarial, answering, customer billing and recording functions. The cost of the system consists of computer hardware, software, development and staff training costs.

Goodwill and acquired subscriber base

The goodwill arising on consolidation represents the excess of the cost of acquisition over the cost assigned to the Goodwill and acquired subscriber base net identifiable assets of the subsidiaries. Goodwill is amortized on a straight-line basis over five years and was fully amortized in 1997. The acquired subscriber base is amortized on a straight-line basis over five years and was fully amortized in 2000.

Deferred revenue

Deferred revenue represents payments received in advance from customers for pager rentals and monthly air-time charges.

Customer deposits

Customer deposits represent security deposits for rental pagers to be refunded to customers upon the termination of rental contracts. Except for the portion included in current liabilities, it is considered that such deposits are not refundable within the next 12 months in the normal course of business.

Use of estimates

The preparation of these consolidated financial statements requires management to make estimates and judgements that may affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash in bank and bank lines of credit, which are an integral part of the company's cash management.

Earnings per common share

Earnings per common share are calculated using the weighted average number of common shares outstanding during the period.

3 Capital assets and goodwill and acquired subscriber base

a) Capital assets

			2002	2001
	Cost $	Accumulated amortization $	Net $	Net $
Land	613,732	-	613,732	613,732
Building	685,651	120,712	564,939	588,479
Computer hardware	63,845	48,367	15,478	15,248
Paging services operating system and terminal	171,453	140,753	30,700	148,258
Signs	50,830	35,015	15,815	11,583
Furniture, fixtures and equipment	143,126	119,102	24,024	29,783
Leasehold improvements	288,266	252,078	36,188	20,650
	2,016,903	716,027	1,300,876	1,427,733

b) Goodwill and acquired subscriber base

	2002 $	2001 $
Goodwill	187,693	187,693
Accumulated amortization	(187,693)	(187,693)
	-	-
Acquired subscriber base	1,364,729	1,364,729
Accumulated amortization	(1,364,729)	(1,364,729)
	-	-

4 Bank indebtedness

	2002 $	2001 $
Line of credit (maximum $120,000) guaranteed by a general security agreement and an assignment of book debts, inventory and fire insurance proceeds, bearing interest at prime rate plus 1%	-	-

5 Advances from shareholders

Advances from shareholders bear interest at 5% and have no fixed terms of repayment. These related creditors have indicated that they have no intention of demanding repayment of these advances during the next 12 months. Accordingly, these advances are classified as a non-current liability in the balance sheet.

6 Mortgage loans

	2002 $	2001 $
Mortgage with interest at prime plus 0.75% and term ending May 2002, monthly repayments of $1,072 including interest, amortized over 18 years, secured by retail premises	128,249	133,276
Mortgage with interest at prime plus 0.875% and term ending September 2002, monthly repayments of $3,150 including interest, amortized over 13 years, secured by retail premises	309,718	327,951
Mortgage with interest at prime plus 1% and term ending October 2002, monthly principal repayments of $917 plus interest, amortized over 11 years, secured by retail premises	116,511	129,026

Mortgage with interest at prime plus 1% and term ending August 2002, monthly principal repayments of $792 plus interest, amortized over 9 years, secured by retail premises	79,977	87,973
	634,455	678,226

The mortgage loans have various amortization terms ranging from 9 to 18 years. The company agrees interest rate terms for each mortgage loan for a one-year term in order to take advantage of floating interest rates.

7 Capital stock

Authorized
50,000,000 common shares without par value

Issued

	Number of shares	Amount $
Balance - December 31, 1999	11,623,556	2,388,460
Private placement (a)	1,033,000	279,950
Stock options (b)	35,000	22,750
Balance – December 31, 2000 and 2001	12,691,556	2,691,160
Private placement	-	-
Stock options	-	-
Balance - March 31, 2002	12,691,556	2,691,160

a) Private placement

In January 2000, the warrants 388,333 at $0.15 were exercised for proceeds of $58,250 and the remaining 144,667 warrants were exercised in February 2000 for proceeds of $21,700.

In May 2000, the company issued 500,000 shares at $0.40 per share for $200,000 to a director and to an employee of the company. Each share has an outstanding warrant that entitles the holder to purchase an additional common share of the company at an exercise price of $0.45. These warrants will expire June 2002. As at March 31, 2002 these warrants have not been exercised.

b) Stock options

In February 2000, the company issued 1,200,000 stock options to certain directors and employees of the company at an exercise price of $0.65 per share expiring February 2002. In March 2000, 35,000 of these options were exercised for proceeds of $22,750, and the remaining 1,165,000 options have been expired in February 2002.

Advent Communications Corp.
SUPPLEMENTARY INFORMATION
March 31, 2002 **Schedule B**

1 Analysis of expenses and deferred costs

(a) Deferred revenue

Deferred revenue represents payments received in advance from customers for pager rental and monthly airtime charges.

(b) General and administration

Marketing and promotion	
Advertising & Promotion	$ 87,961
Entertainment	2,900
	$ 90,861
Office and miscellaneous	
Office	$ 24,075
Telephone	13,820
Miscellaneous	3,997
	$ 41,892
Cost of sales	
Cellular phones	$ 1,181,142
Pagers	3,841
	$ 1,184,983
Business Development	
Web site development & Maintenance	$ 12,594

2 Related party transactions

See notes of financial statements.

3 Summary of securities issued and options granted during the period

(a) Securities issued

None

(b) Options granted

None

4 Summary of securities as at the end of the reporting period

(a) Authorized and issued share capital

Authorized – 50,000,000 common shares
Issued and Outstanding – 12,691,556

(b) Summary of options, warrants and other convertible securities outstanding

1,165,000 stock options at an exercise price of $0.65 per share, which have been expired on February 17, 2002.

500,000 share purchase warrants at a price of $0.45 per share if exercised within a period of two years on or before June 12, 2002.

(c) Shares held in escrow or subject to pooling

None

5 List of directors

Directors	Officers
Victor Chui	President
Anthony Kei-Fat Chan	
Sin-Kuen Yau	
Edgar Pang	Secretary

Advent Communications Corp.
MANAGEMENT DISCUSSION AND ANALYSIS
March 31, 2002 **Schedule C**

GENERAL

Advent Communications Inc. (together with its wholly owned subsidiaries, the "Company") is an independent specialty retailer of cellular and wireless products, services and accessories, with 11 stores in Canada (6 in Toronto and 5 in Vancouver). The Company's stores seek to offer one-stop shopping for consumers to purchase cellular, personal communication services ("PCS"), paging, and other wireless products and services and related accessories.

The Company's business strategy is to offer a wide range of wireless products and services at competitive prices, through conveniently located and attractively designed stores. The Company has historically focused on the ethnic Asian market, supported by knowledgeable customer service representatives that speak both English and Chinese.

The Company believes that this strategy provides it with a competitive advantage by combining product selection, competitive prices and knowledgeable service in the customers' native language, results in longer term subscriptions with a lower cancellation rate.

The Company's stores typically sell up to 20 different makes and models of cellular and PCS phones and pagers and over 100 stock keeping units ("SKUs") of wireless products and accessories, such as batteries, home and car chargers, vehicle adapter kits and cases. The Company supports its broad product offering with knowledgeable and personalized customer service focused on educating the consumer and identifying the most appropriate products and services for each consumer's individual needs.

The Company's revenues are generated principally from three sources:

1. EQUIPMENT AND SERVICE PLAN SALES. Equipment and service plan sales involve: (i) the sale of cellular, PCS and wireless products, such as phones, pagers and related accessories in the Company's retail outlets; (ii) activation commissions the Company receives from the applicable cellular carrier when a customer initially subscribes for the cellular carrier's service; and, (iii) cellular residual payments, which are based upon a percentage (5% to 8%) of the customers' monthly service charges.

2. PAGER AND AIR-TIME RENTAL. The Company receives monthly payments made by its paging customers and paging carriers. Paging revenues are received on a monthly basis directly from pager customers for the pager airtime that the Company provides from paging carriers from which the Company buys wholesale air-time and then resells it to individuals and small businesses. In addition, the Company collects a fee on pagers rented to its subscribers. Such paging equipment rental customers have been declining in recent years.

3. OTHER INCOME. Other income consists of miscellaneous repair work, interest on overdue accounts and other services charges.

Historically, equipment and service plan sales have accounted for most of the Company's net revenues. For example, equipment and service plan sales accounted for 95.1% of total revenues in the first quarter of 2002, versus 92.7% in the same period of 2001. The increase in percentage of equipment and service plan sales reflected the

increase of cellular phone sales and the decrease of paging airtime income. The decreased cost and increased market penetration of cellular and PCS communications products has also led to a decline in new paging customers and an increase in the churn rate of paging subscriber. This contributed to a decline in the pager rental revenues during the period.

RESULTS OF OPERATIONS

TOTAL REVENUES decreased 13.8% to $1,762,804 for the quarter ended March 31, 2002 from $2,046,085 for the same period in 2001. The decrease in revenues was due to decreases in unit cost of cellular phone and a decline in pager sales, airtime and rental income.

During the period, equipment and service plan sales of wireless communications equipment decreased by $220,856, or 11.6% to $1,676,188 in the first quarter of 2002 from $1,897,044 in the same period of 2001. The decrease in equipment and service plan sales was mainly due to the decrease in unit cost of equipment.

Pager and airtime rental revenues decreased by $56,187, or 42.9%, to $74,859 in the first quarter of 2002 from $131,046 in the same period of 2001. The decrease was due to reduced pager airtime and pager rental income resulting from fewer paging customers, as the more versatile cellular and PCS services became more affordable.

The decrease of other income in the first quarter of 2002 by 34.7% to $11,757 compared with the same period of 2001 is due to the decrease of paging subscribers and decrease in interest income with lower interest rate this year.

GROSS PROFIT decreased by $28,180, or 4.9% to $551,145 in the first quarter of 2002 from $579,325 in the same period of 2002. As a percentage of total net revenues, gross profit margin increased to 31.3% for the quarter ended March 31, 2002 from 28.3% in 2001 primarily due to same profit margin per activation with lower cost of cellular phones. For example, $80 profit per activation with $200 per phone sale this year compared with $80 per activation with $250 per phone sale last year.

The gross profit on wireless equipment and service plan sales slightly increased by $16,167 or 3.4 % to $491,205 for the first quarter of 2002 from $475,038 for the same period of 2001. The increase was due to an increase in profit margin from phone sales. The gross profit on pager rental and air-time residual income decreased by $38,109 or 44.2% to $48,183 in the first quarter of 2002 from $86,292 in the same period of 2001. The decrease in gross profit from pager rental and air-time residual income was a result of lower sales and dropping paging subscriber base, as pagers are being replaced by cellular and PCS products.

EXPENSES

Operating expenses decreased by $38,838, or 6.5% to $596,447 in the first quarter of 2002 from $614,537 in the same period of 2001. The decrease in operating expenses was primarily due to a decrease in business development expenses, telephone expenses for paging systems, bad debts, billing expenses for paging subscribers, amortization expenses and commission expenses paid to sales agents because of the decrease of sales from dealer channel.

As a percentage of total revenues, operating expenses slightly increased to 31.6% of revenues in the first quarter of 2002 from 29.2% in the same period of 2002.

The Company spent $12,594 on development and maintenance of Internet websites ***www.i2828.com*** which was classified as Business Development Expenses.

NET LOSS decreased by $21,093 to $14,119 ((0.1¢) per share) for the first quarter of 2002 from $35,212 ((0.3¢) per share) for the same period of 2001.

FUTURE OUTLOOK AND NEW DEVELOPMENTS

The paging industry will continue to decline, the Company will not expand its paging business but it will continue to sell pagers and paging services in its existing retail stores.

With the new technologies such as GPRS (General Packet Radio Service) and 3-G (the third generation of mobile), the cellular industry will be still growing very fast in the coming years. Therefore, the Company is exploring opportunities to expand its retail operations through store openings and acquisitions.

The number of members for community site ***www.i2828.com*** is still increasing; the Company is exploring opportunities for seeking Internet banner advertisers and e-commerce business. The Company is now working on more features such as more games and photo albums in addition to the following features:

Personal Page
Members can place photos on their personalized Web pages and have their friends visit and sign their guest books.

Web E-mail
Each member will have access to a free E-mail account with features that include storage space of up to a maximum of 50 megabytes, and notification by PCS or a wireless device upon receipt of new E-mail messages.

E-messaging
Members can stay in touch and communicate with their friends while on-line by sending and receiving instant messages.

E-reminder
Members can set up their own personal calendar and schedules to remind themselves of important events and appointments via E-mail and/or wireless devices notifications.

Forum/Message Board
This feature allows members to voice their opinions and communicate with other ***i2828.com*** members and to chat with other members at the same time.

E-cards
This feature allows members to crate their own greeting cards (in ***Flash*** format) and send the cards to their friends over the Internet.

Points and Awards
Members can earn ***i2828.com*** points while surfing the ***i2828.com*** Web site, and redeem the points for prizes.

E-Chat
Chat rooms allowing members to chat online on their common interested topics.

INVESTOR RELATIONS

The Company does not have any contract for investor relation's activities.